China Zenix Auto International Limited Reports
2019 First Quarter Results

ZHANGZHOU, China, May 16, 2019 – China Zenix Auto International Limited (OTC: ZXAIY) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the first quarter ended March 31, 2019.

Financial Highlights

First Quarter 2019:

●	Revenue was RMB669.4 million (US$99.7 million), down 18.0% year-over-year
●	Sales to the Chinese OEM market decreased by 24.7% year-over-year
●	Sales of aluminum wheels accounted for 9.0% of total sales
●	Gross margin was 12.1%
●
Net loss and total comprehensive loss was RMB4.5 million (US$0.7 million) with basic and diluted loss per American Depositary Share (“ADS”) of RMB0.09 (US$0.01) compared with net income and total comprehensive income of RMB26.1 million for the first quarter of 2018 with basic and diluted income per ADS of RMB0.51 in the first quarter of 2018.

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, "Our lower sales reflect a challenging environment with slower economic growth. We have proactively adjusted our pricing policies to address market demand and our cost structure.”

Mr. Martin Cheung, CFO of Zenix Auto, commented, "We maintained our strong liquid assets base of a mix of bank balances and fixed bank deposits of approximately US$189 million. As our production capacity is sufficient for the current market opportunities, we didn’t need to deploy capital for additional capital equipment in the first quarter of 2019."

2019 First Quarter Results

Revenue for the first quarter of 2019 was RMB669.4 million (US$99.7 million) compared to RMB816.2 million in the first quarter of 2018. The decrease in revenue on a year-over-year basis was mainly due to a weaker domestic truck OEM market in a sluggish economic environment, and lower demand following the Company’s selling price increases in the domestic aftermarket and international markets.

Sales to the Chinese OEM market were RMB350.4 million (US$52.2 million) compared to RMB465.1 million in the same quarter of 2018. Total unit sales in the OEM market decreased by 20.4% year-over-year during the first quarter of 2019.

Aftermarket sales in China were RMB240.5 million (US$35.8 million) from RMB253.9 million in the first quarter of 2018. Total unit sales in the aftermarket decreased by 6.9% year-over-year as the demand was slightly affected in the aftermarket wheel segment after the Company increased selling prices to address the high raw material costs.

International sales were RMB78.5 million (US$11.7 million) compared to sales of RMB97.2 million in the first quarter of 2018. Total unit sales in the international sales decreased by 26.6% year-over-year in the first quarter of 2019 mainly due to the Company’s price increase policy associated with high raw material costs, which led to weaker demand in Southeastern Asian countries.

In the first quarter of 2019, domestic OEM sales, domestic aftermarket sales and international sales contributed 52.4%, 35.9% and 11.7% of revenue, respectively.

Sales of tubed steel wheels comprised 42.7% of 2019 first quarter revenue compared to 45.7% in the same quarter in 2018. Tubeless steel wheel sales represented 43.6% of 2019 first quarter revenue compared to 41.3% in the same quarter of 2018. Sales of aluminum wheels accounted for 9.0% of first quarter revenue as compared to 9.5% in the same quarter a year ago.

First quarter gross profit was RMB81.2 million (US$12.1 million) compared to RMB125.9 million in the same quarter in 2018. Gross margin was 12.1%, compared with 15.4% in the first quarter of 2018. The decrease in gross margin on a year-over-year basis was mainly due to the weaker total sales volume and lower selling price in the OEM market. The Company raised selling prices in the domestic aftermarket and international market during the first quarter, but they were not high enough to offset the negative impact of the total volume decline and the weaker OEM demand.

Selling and distribution expenses decreased by 12.3% to RMB39.5 million (US$5.9 million) from RMB45.0 million in the first quarter of 2018. The decrease in selling and distribution costs was primarily due to lower sales in the first quarter of 2019 compared with the same quarter last year. As a percentage of revenue, selling and distribution costs were 5.9% in the first quarter of 2019, compared to 5.5% in the same quarter a year ago.

Research and development ("R&D") expenses increased by 3.7% to RMB13.3 million (US$2.0 million), compared to RMB12.9 million in the first quarter of 2018. R&D as a percentage of revenue was 2.0% in the first quarter of 2019 compared to 1.6% in the same quarter a year ago. The higher R&D expenses are mainly due to increased product development programs associated with new material development, new product design, and new production equipment development.

Administrative expenses decreased by 6.8% to RMB28.6 million (US$4.3 million) from RMB30.7 million in the first quarter of 2018. As a percentage of revenue, administrative expenses were 4.3%, compared to 3.8% of revenue in the first quarter of 2018.

Net loss and total comprehensive loss was RMB4.5 million (US$0.7 million) in the first quarter of 2019 compared to net income and total comprehensive income of RMB26.1 million for the first quarter of 2018.

Basic and diluted loss per ADS were RMB0.09 (US$0.01) compared to basic and diluted income per ADS of RMB0.51 in the first quarter of 2018.

In the first quarter of 2019, the Company recorded net cash outflow from operating activities of RMB37.6 million (US$5.6 million). Days Sales Outstanding (DSO) remained at 61 days in the first quarter of 2019, slightly increased from 54 days during the full year of 2018. Capital expenditures for the purchase of property, plant and equipment in the first quarter were nil.

During the first quarter of 2019 and 2018, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

As of March 31, 2019, Zenix Auto had bank balances and cash of RMB977.2 million (US$145.6 million) and fixed bank deposits with a maturity period over three months of RMB290.0 million (US$43.2 million). Account receivables were RMB523.6 million (US$78.0) compared to RMB527.0 million at the end of 2018. Total bank borrowings were RMB558.0 million (US$83.1 million). Total equity attributable to owners of the Company was RMB2,534.1 million (US$377.6 million).

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Thursday, May 16, 2019 at 8:00 a.m. EDT/ 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International), or Mainland China toll free +86-400-120-2840. Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

A replay will be available shortly after the conclusion of the conference call through June 16, 2019, at 11:59 p.m. EDT. Interested parties may access the replay by dialing +1-877-481-4010 (U.S. Toll Free) or +1-919-882-2331 (International) and using Conference ID 48119 to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.7112 to US$1.00, the effective noon buying rate as of March 31, 2019 in The City of New York, and for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers more than 834 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company's customers include large PRC commercial vehicle manufacturers, and it also exports products to over 78 distributors in more than 28 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of March 31, 2019. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Kevin Theiss
Investor Relations
Awaken Advisors
Tel: +1-(212) 521-4050
Email: Kevin.Theiss@awakenlab.com

- tables follow –

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Profit or Loss and Other
Comprehensive Income
For the three months ended March 31, 2019 and 2018
(RMB and US$ amounts expressed in thousands, except number of shares and per share data)

	Three Months Ended March 31,
	2018 RMB' 000	2019 RMB' 000	2019 US$' 000

Revenue	816,207	669,350	99,736
Cost of sales	(690,294)	(588,197)	(87,644)
Gross profit	125,913	81,153	12,092
Other operating income	4,174	2,906	433
Net exchange loss	(2,457)	(1,260)	(188)
Selling and distribution costs	(45,015)	(39,469)	(5,881)
Research and development expenses	(12,855)	(13,335)	(1,987)
Administrative expenses	(30,707)	(28,624)	(4,265)
Finance costs	(5,670)	(5,892)	(878)
Profit (Loss) before taxation	33,383	(4,521)	(674)
Income tax (expense) credit	(7,235)	22	4

Profit (Loss) and total comprehensive income (loss) for the period	26,148	(4,499)	(670)

Earnings (Loss) per share
Basic	0.13	(0.02)	(0.00)
Diluted	0.13	(0.02)	(0.00)

Earnings (Loss) per ADS
Basic	0.51	(0.09)	(0.01)
Diluted	0.51	(0.09)	(0.01)

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Financial Position
(RMB and US$ amounts expressed in thousands)

	December 31, 2018 RMB'000	March 31, 2019 RMB'000	March 31, 2019 US$' 000

ASSETS
Current Assets
Inventories	172,111	228,396	34,032
Trade and other receivables and prepayments	776,473	771,315	114,930
Prepaid lease payments	9,425	9,425	1,404
Pledged bank deposits	33,500	31,900	4,753
Fixed bank deposits with maturity period over three months	290,000	290,000	43,211
Bank balances and cash	933,250	977,239	145,613
Total current assets	2,214,759	2,308,275	343,943
Non-Current Assets
Property, plant and equipment	1,099,003	1,064,722	158,649
Prepaid lease payments	357,599	355,243	52,933
Deferred tax assets	40,272	42,422	6,321
Intangible assets	17,000	17,000	2,533
Total non-current assets	1,513,874	1,479,387	220,436
Total assets	3,728,633	3,787,662	564,379

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	611,463	590,526	87,991
Amount due to a shareholder	9,911	9,924	1,479
Taxation payable	2,477	2,400	358
Short-term bank borrowings	473,000	558,000	83,145
Total current liabilities	1,096,851	1,160,850	172,973

Deferred tax liabilities	86,239	85,967	12,809
Deferred income	6,903	6,704	999
Total non-current liabilities	93,142	92,671	13,808
Total liabilities	1,189,993	1,253,521	186,781

EQUITY
Share capital	136	136	20
Paid in capital	392,076	392,076	58,421
Reserves	2,146,428	2,141,929	319,157
Total equity attributable to owners of the company	2,538,640	2,534,141	377,598
Total equity and liabilities	3,728,633	3,787,662	564,379

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Cash Flows
For the three months ended March 31, 2019
(RMB and US$ amounts expressed in thousands)

	Three Months Ended March 31, 2019
	RMB' 000	US$' 000
OPERATING ACTIVITIES
Loss before taxation	(4,521)	(674)
Adjustments for:
Amortization of prepaid lease payments	2,356	351
Depreciation of property plant and equipment	34,232	5,101
Release of deferred income	(199)	(30)
Finance costs	5,892	878
Loss on disposal of property, plant and equipment	1	-
Interest income	(2,345)	(349)
Operating cash flows before movements in working capital	35,416	5,277
Increase in inventories	(56,285)	(8,387)
Increase in trade and other receivables and prepayments	3,709	553
Decrease in trade and other payables and accruals	(21,050)	(3,137)
Cash used in operations	(38,210)	(5,694)
Interest received	3,109	463
PRC income tax paid	(2,477)	(369)
NET CASH USED IN OPERATING ACTIVITIES	(37,578)	(5,600)
INVESTING ACTIVITIES
Withdrawal of pledged bank deposits	1,600	238
Proceeds on disposal of property, plant and equipment	48	7
Placement of fixed bank deposits with maturity periods over three months	(240,000)	(35,761)
Withdrawal of fixed bank deposits with maturity periods over three months	240,000	35,761
NET CASH FROM INVESTING ACTIVITIES	1,648	245
FINANCING ACTIVITIES
New bank borrowings raised	340,000	50,662
Repayment of bank borrowings	(255,000)	(37,996)
Interest paid	(5,779)	(861)
Repayment to a shareholder	13	2
NET CASH FROM FINANCING ACTIVITIES	79,234	11,807
NET INCREASE IN CASH AND CASH EQUIVALENTS	43,304	6,452
Cash and cash equivalents at beginning of the period	933,250	139,059
Effect of foreign exchange rate changes	685	102
Cash and cash equivalents at end of the period	977,239	145,613